UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023.

____________________

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
1.	Press release dated December 14, 2023.

Item 1

Millicom (Tigo) raises target and launches share repurchase program

Luxembourg, December 14, 2023 – Millicom announced today changes to its financial target and the launch of a new share repurchase program to fund employee share plans.

Raised target

Millicom is raising its target of cumulative Equity Free Cash Flow (EFCF1) for the 2022-2024 period to “around $600 million”, from “at least $500 million” previously. The more ambitious target reflects higher expected savings from Project Everest, the company’s efficiency program, as well as capex, spectrum and cost savings expected to be derived from the proposed creation of a shared mobile network in Colombia, and other important initiatives already identified as part of the company’s budget planning for 2024.

Management continues to expect that 2024 should be the strongest of the three years in terms of EFCF generation, whereas 2023 will be impacted by higher than usual spectrum payments and approximately $90 million of severance charges, among other one-offs. The company expects to provide additional details about the 2024 outlook when it reports Q4 2023 results.

Share repurchase program

On May 31, 2023, the Annual General Meeting of Shareholders (“AGM”) of Millicom resolved to authorize (the “Authorization”) the Board of Directors of Millicom (the “Board”) to adopt a share repurchase plan. Based on the Authorization, the Board decided today to initiate a repurchase program of up to 2,000,000 Swedish Depository Receipts (“SDRs”) representing the Company’s ordinary shares. The primary purpose of the share repurchase plan is to meet obligations under Millicom’s share-based incentive plans or other compensation programs.

The repurchase program will be implemented in accordance with the Authorization, the Nasdaq Nordic Main Market Rulebook for Issuers of Shares (“Nasdaq Rulebook”), and applicable law including the Luxembourg law of 10 August 1915 on commercial companies, as amended, and the EU Market Abuse Regulation No. 596/2014 (“MAR”), and it will be executed consistently with the provisions of Article 5 of MAR and the Commission Delegated Regulation No. 2016/1052 (“Safe Harbor Regulation”). The repurchase program will be managed by a brokerage firm which makes its trading decisions concerning the timing and quantity of the purchases of SDRs independently of Millicom based on the framework agreed at inception. The repurchase program will be conducted under the following conditions:

•	Repurchases may take place during the period between December 18, 2023 and May 22, 2024, the date of Millicom’s 2024 AGM.

•	The maximum level of SDRs that may be repurchased will be the lower of SEK 420 million (approximately USD 40 million) in aggregate purchase price, or 2,000,000 SDRs.

•	Payment for the shares will be made in cash.

•	SDRs may be repurchased on Nasdaq Stockholm at a price per share within the registered interval for the share price prevailing at any time (the spread), that is, the interval between the highest buying price and the lowest selling price.

1 EFCF is a non-IFRS metric. Please refer to Millicom’s 2022 Annual Report for a description of non-IFRS measures and for a reconciliation to the nearest equivalent IFRS figure.

As of the date of this press release, the total number of outstanding shares in Millicom is 172,096,305 of which 292,609 are held by Millicom as treasury shares. Completed acquisitions of own shares will be disclosed and reported in accordance with applicable laws and regulations as well as Nasdaq Rulebook.

Complete information on the authorization resolved by the Annual General Meeting can be found on Millicom’s website.

For further information, please contact:

Press: Sofía Corral, Communications Director press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 22:15 CET on December 14, 2023.

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2023, Millicom, including its Honduras Joint Venture, employed approximately 19,000 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: December 14, 2023